UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CASCADE CORPORATION

(Name of Subject Company (Issuer))

INDUSTRIAL COMPONENTS AND ATTACHMENTS II, INC.

(Offeror)

An Indirect Wholly-Owned Subsidiary of

TOYOTA INDUSTRIES CORPORATION

(Offeror)

COMMON STOCK, PAR VALUE $.50 PER SHARE

(Title of Class of Securities)

147195101

(CUSIP Number of Class of Securities)

Hirotoshi Nakamura

Group Manager International Legal Affairs Group Legal Department

Toyota Industries Corporation

2-1, Toyoda-cho, Kariya-shi

Aichi 448-8671, Japan

+81-(0)###-##-####

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John M. Reiss

David M. Johansen

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$759,024,240.00	$103,530.91

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 11,199,400 shares of voting common stock, par value $.50 per share (outstanding as of October 18, 2012). The transaction value also includes the aggregate offer price for (i) 91,750 shares issuable pursuant to outstanding options with an exercise price less than $65.00 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $65.00 minus such exercise price and (ii) 899,568 stock appreciation rights outstanding with a base price less than $65.00 per stock appreciation right, which is calculated by multiplying the number of shares underlying such outstanding stock appreciation rights at each base price therefor by an amount equal to $65.00 minus such base price.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by 0.00013640.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Combined Schedule TO and Amendment No. 1 to Schedule 13D

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) and Amendment No. 1 to Schedule 13D is filed by (i) Industrial Components and Attachments II, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Toyota Industries Corporation, a corporation formed under the laws of Japan (“Parent”) and (ii) Parent. This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $.50 per share (the “Shares”), of Cascade Corporation, an Oregon corporation (the “Company”), at a price of $65.00 per Share net to the seller in cash without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated November 2, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer Documents.”

As permitted by General Instruction G to Schedule TO, this Schedule TO also amends and supplements the Schedule 13D dated November 1, 2012 (the “Original Statement,” the Original Statement, as so amended, the “Statement”), with respect to the Shares. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Amendment No. 1 to Schedule 13D

CUSIP No. 147195101	13D

1.	Name of Reporting Person Toyota Industries Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,751,722 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,751,722 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,751,722 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4% (1)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 11,199,400 shares of common stock of the issuer, par value $.50 per share, issued and outstanding (including 72,922 unvested restricted shares) as of October 18, 2012 (as represented in the Merger Agreement discussed in Item 3 and Item 4 of this Schedule 13D).

CUSIP No. 147195101	13D

1.	Name of Reporting Person Industrial Components and Attachments II, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,751,722 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,751,722 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,751,722 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4% (1)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 11,199,400 shares of common stock of the issuer, par value $.50 per share, issued and outstanding (including 72,922 unvested restricted shares) as of October 18, 2012 (as represented in the Merger Agreement discussed in Item 3 and Item 4 of this Schedule 13D).

Schedule TO

This Schedule TO is filed by Purchaser and Parent. This Schedule TO relates to the tender offer for all of the Shares, at a price of $65.00 per Share net to the seller in cash without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, a copy of which is attached as Exhibit (a)(1)(A), and in the Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B).

Items 1 through 9; Item 11(a).

All the information set forth in, or incorporated by reference into, the Offer to Purchase and the related Letter of Transmittal, including all Schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11(a) in this Schedule TO.

Item 10. Financial Statements.

(a) Financial information. Not applicable.

(b) Pro forma information. Not applicable.

Item 11. Additional Information.

(c) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(1)(B) is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated November 2, 2012.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Joint Press Release of Cascade Corporation and Toyota Industries Corporation, dated October 22, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Toyota Industries Corporation with the Securities and Exchange Commission on October 22, 2012).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on November 2, 2012.*

(a)(1)(H)	Letter to Savings and Investment Plan Participants.*

(a)(5)	Press Release of Toyota Industries Corporation, dated November 2, 2012.*

(a)(6)	Class Action Complaint dated November 1, 2012 (Ibew Local 98 Pension Fund v. Cascade Corporation, et. al.).*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated October 22, 2012, by and among Cascade Corporation, Toyota Industries Corporation and Industrial Components and Attachments II, Inc (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Toyota Industries Corporation with the Securities and Exchange Commission on November 1, 2012).

(d)(2)	Tender and Voting Agreement, dated as of October 22, 2012, by and among Toyota Industries Corporation, Industrial Components and Attachments II, Inc. and certain shareholders of Cascade Corporation (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Toyota Industries Corporation with the Securities and Exchange Commission on November 1, 2012).

(d)(3)	Confidentiality Agreement, dated as of August 3, 2012, by and between Toyota Material Handling, U.S.A., Inc. and Cascade Corporation.*

(g)	None.

(h)	None.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDUSTRIAL COMPONENTS AND ATTACHMENTS II, INC.

By	/s/ Kyoichi Maruyama
Name: Kyoichi Maruyama
Title: President

Date: November 2, 2012

TOYOTA INDUSTRIES CORPORATION

By	/s/ Chiaki Yamaguchi
Name: Chiaki Yamaguchi
Title: Executive Vice President

Date: November 2, 2012

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated November 2, 2012.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Joint Press Release of Cascade Corporation and Toyota Industries Corporation, dated October 22, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Toyota Industries Corporation with the Securities and Exchange Commission on October 22, 2012).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on November 2, 2012.*

(a)(1)(H)	Letter to Savings and Investment Plan Participants.*

(a)(5)	Press Release of Toyota Industries Corporation, dated November 2, 2012.*

(a)(6)	Class Action Complaint dated November 1, 2012 (Ibew Local 98 Pension Fund v. Cascade Corporation, et. al.).*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated October 22, 2012, by and among Cascade Corporation, Toyota Industries Corporation and Industrial Components and Attachments II, Inc (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Toyota Industries Corporation with the Securities and Exchange Commission on November 1, 2012).

(d)(2)	Tender and Voting Agreement, dated as of October 22, 2012, by and among Toyota Industries Corporation, Industrial Components and Attachments II, Inc. and certain shareholders of Cascade Corporation (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Toyota Industries Corporation with the Securities and Exchange Commission on November 1, 2012).

(d)(3)	Confidentiality Agreement, dated as of August 3, 2012, by and between Toyota Material Handling, U.S.A., Inc. and Cascade Corporation.*

(g)	None.

(h)	None.

*	Filed herewith